Let Us Nudge, Inc.



ANNUAL REPORT

14 ALEXANDER LANE

COLUMBUS, NJ 08022

(848) 391-9192

https://letusnudge.com/

This Annual Report is dated April 25, 2023.

BUSINESS

Overview

Let Us Nudge, Inc. ("Let us Nudge" or the "Company") offers its patent-pending, emergent technology solution that provides restaurant table seating efficiencies during both busy and slow times. The technology offers incentives via secure, seamless, and subtle nudges for Table Turnover during busy times, and Nudge@Home incentives / "Smart Coupons" during slow times. The actual nudges are delivered via QR codes or text, all device to device, in real-time, via a monthly SaaS fee per restaurant location.

Business Model

Let us Nudge charges a monthly $250 SaaS fee, per location, for our network of restaurants. This all-inclusive fee gives access to both our solutions: Table Turnover for busy times, and Nudge@Home for slow times. We'd like to have 4 chains on board by the end of this year to have a $20K MRR.

Corporate Structure

The Company was initially organized as Nudge LLC, a New Jersey limited liability company on 11/19/2020 and converted to a Delaware domestic C-Corporation on 09/26/2022 as Let Us

Nudge, Inc.

The Company's CEO and Board Director, Rehan Khanzada, currently holds employment outside of Let us Nudge and does not currently receive a salary from the Company. He plans to begin drawing a reasonable salary from Let us Nudge once sufficient capital has been invested (including his own personal capital and funds raised from crowdfunding) for him to work solely for Let us Nudge full-time. At such time, the Company's Board of Directors will determine an appropriate salary in consideration of the Company's expenses and costs of further business development.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

We started our 3-month Nathan's Famous pilot in March 2022, and it successfully lead to a revenue model for us once the pilot was completed. We have been generating close to $5K per month since June 2022. We forecast increases in ARR based on this completed pilot and are in discussions for several other new pilots, potentially starting in Q1'23. Nathan's Famous also wants to do multiple campaigns per month, so there is a substantial opportunity to grow our existing MRR as early as Q2'23.

Foreseeable major expenses based on projections:

Our projected annual expenses, based on our pending onboarding of several more chains in 2023, will be approximately 50% related to IT & Engineering, 24% to Customer Service, 20% to Operations, and 6% to Marketing.

Future operational challenges:

The major operational challenge is a personal dedication for the CEO to become a full-time employee for Let us Nudge, and leave his current "day job". We feel we have done some great work since 2020 in this space, but being able to dedicate work full-time to the Company will help us make even more progress toward our goals. This will occur when we have investment capital to include salaries in our operations costs. We also plan to soon hire a FT Sales Professional to help us with our current traction.

Future challenges related to capital resources:

Capital resources challenges primarily include obtaining additional financial investment. Currently, we are considering future rounds of investment from Angel Investors or VC Investors to accomplish this. We feel we can secure investment capital soon to help us with this.

Additional capital resources would be used towards hiring more staff as we grow. Our plan to grow our team includes bringing on a FT Sales Professional, as well as Customer Service professionals to help us with our technology, trainings, demos, and other client and customer-facing responsibilities.

Future milestones and events:

Future milestones and events that will help us succeed primarily include this StartEngine crowdfunding offering. We feel it will be successful to help us raise our funds, and help set up our future for additional rounds of funding.

We also feel onboarding additional restaurants is key to increasing the traction we need to demonstrate to investors this is a product desperately needed by the restaurant industry. Also, we are in discussions with other Tech and POS companies for potential integration, expected sometime in 2023, which will be a great opportunity for us to impact our growth. There are several C-Level restaurant executives that are interested to get on our Board of Advisors, as we are now a C Corp. We feel this will also help us open new doors and help us grow.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $363.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Rehan Khanzada

Rehan Khanzada's current primary role is with Bristol Myers Squibb. Rehan Khanzada currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder

Dates of Service: November, 2020 - Present

Responsibilities: As Founder of Let us Nudge, we are looking for investments and opportunities to help fuel our tech startup's growth. The opportunity to launch on StartEngine will benefit us, investors, and the restaurant industry to see growth and solve a real problem.

Position: CEO

Dates of Service: September, 2022 - Present

Responsibilities: Responsibilities include making major corporate decisions, managing the overall operations and resources of the company, and ensuring the directives and goals of the board of directors are executed through corporate operations. Rehan does not currently receive a salary for his work with Let us Nudge but plans to begin drawing a reasonable salary once sufficient capital has been invested. Please see the Company Overview in the Offering Memorandum's Description of Business section for further details.

Position: Chairman of the Board of Directors

Dates of Service: September, 2022 - Present

Responsibilities: Responsibilities include presiding at all meetings of the Board and to perform such other duties as from time to time may be assigned to him by the Board.

Other business experience in the past three years:

Employer: Bristol Myers Squibb

Title: Senior Manager

Dates of Service: June, 2021 - Present

Responsibilities: Medical Device Development & Clinical Supply. Rehan receives a salary of approximately $143,000 and works 20-30 hours per week with Bristol Myers Squibb.

Other business experience in the past three years:

Employer: Medical Indicators

Title: Global Director of Marketing

Dates of Service: March, 2020 - July, 2020

Responsibilities: Responsible for: creating and executing clinical and commercial marketing programs and strategies designed to fulfill company-wide growth and revenue goals; providing support for strategic accounts and partnerships.

Other business experience in the past three years:

Employer: ACell, Inc.

Title: Senior Product Manager - Surgical

Dates of Service: April, 2019 - April, 2020

Responsibilities: Develop and implement product strategies consistent with company vision.

Name: Kunal Bavishi

Kunal Bavishi's current primary role is with MedCost. Kunal Bavishi currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & COO

Dates of Service: October, 2020 - Present

Responsibilities: I am responsible for leading system feature designs and shaping end user behavior. Kunal does not receive a compensation.

Other business experience in the past three years:

Employer: MedCost

Title: Sr. Business Transformation Consultant

Dates of Service: November, 2021 - Present

Responsibilities: I am a senior HealthCare portfolio management consultant with over 18 years of management consulting experience. My clients include AltruistaHealth, HealthNow BCBS, CareFirst BCBS, FEPOC BCBS, Pfizer, AmeriHealth Administrators, Amerigroup Corp, McKesson and EmblemHealth.

Other business experience in the past three years:

Employer: Cardinal Innovations Healthcare

Title: Director, EPMO (Consultant)

Dates of Service: August, 2019 - October, 2021

Responsibilities: Manages and directs the operations of Care Management services.

Name: Sanket Gajjar

Sanket Gajjar's current primary role is with Cisco. Sanket Gajjar currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & CTO

Dates of Service: October, 2020 - Present

Responsibilities: Converting business needs into platforms. products and solutions using technology with optimal resource utilization. Sanket does not receive a compensation.

Other business experience in the past three years:

Employer: Cisco

Title: Sr. Site Reliability Engineering Manager

Dates of Service: August, 2021 - Present

Responsibilities: Operating in an automation first environment, you will work along side our development team to understand the current architecture and moving pieces.

Other business experience in the past three years:

Employer: Cisco

Title: Software Engineering Manager

Dates of Service: November, 2020 - August, 2021

Responsibilities: Help build features and solve scalability and reliability challenges in these core parts of Meraki's cloud offerings. Work with engineers, product management, and other engineering leaders to set the technical vision for the team and the wider Backend Services organization.

Other business experience in the past three years:

Employer: Cisco

Title: Senior Software Engineer

Dates of Service: August, 2019 - November, 2020

Responsibilities: You'll help build features and solve scalability and reliability challenges in these core parts of Meraki's cloud offerings. Design, develop, scale, and maintain the backend services and infrastructure that form gateways to internet access for millions of devices around the globe.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Rehan Khanzada

Amount and nature of Beneficial ownership: 4,200,000

Percent of class: 70.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,452,941 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,000,000 outstanding.

Voting Rights

One Vote Per Share

Material Rights

The total amount outstanding includes 1,000,000 shares to be issued pursuant to the Company's 2022 Stock Plan, reserved but unissued.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through marketdriven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking

Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for technology- and software-based food and beverage services. Our revenues are therefore dependent upon the market for online capital formation. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Let us

Nudge is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Let us Nudge or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Let us Nudge could harm our reputation and materially negatively impact our financial condition and business. The Chief Executive Officer currently splits his time between working for Let Us Nudge, Inc. and another company The Company's Founder and CEO, Rehan Khanzada, currently works for Bristol Myers Squibb as a Senior Manager working 20-30 hours per week and receiving a salary of approximately $143,000. While the Company's Founder and CEO has dedicated over 20 hours a week and treated Let Us Nudge, Inc. as a top priority while growing and developing this company, the capital needs of the business have necessitated him to continue splitting time and generating personal income. Hee does not currently receive a salary from Let Us Nudge, Inc. and plans to begin drawing a reasonable salary once sufficient capital has been invested (including his own personal capital and funds raised from crowdfunding) for him to work solely for Let us Nudge full-time. At such time, the Company's Board of Directors will determine an appropriate salary in consideration of the Company's expenses and costs of further business development.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2023.

Let Us Nudge, Inc.

By   /s/ *Rehan Khanzada*

     Name: Let us Nudge, Inc.

     Title: CEO, Principal Accounting Officer, and Director

Exhibit A

FINANCIAL STATEMENTS

LET US NUDGE
CEO CERTIFICATION

I, <u>Rehan Khanzada</u> (Print Name), the <u>Founder & CEO</u> (Principal Executive Officers) of <u>Let us Nudge</u> (Company Name), hereby certify that the financial statements of <u>Let us Nudge</u> (Company Name) and notes thereto for the periods ending <u>December 31st, 2021</u> (first Fiscal Year End of Review) and <u>December 31st, 2022</u> (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $ <u>19,231.50</u>; taxable income of $ <u>(20,367)</u> and total tax of $ <u>0</u> .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the <u>April 23rd, 2023</u> (Date of Execution).

 <u>*Rehan Khanzada*</u>   (Signature)

 <u>Founder & CEO</u>   (Title)

 <u>April 23rd, 2023</u>   (Date)

LET US NUDGE
STATEMENTS IN CHANGES OF EQUITY

(in $US)	Members's Equity
Net income/(loss)	0
Balance—December 31, 2022	
Capital Contribution	232,182
Net income (loss	(56,856)
Balance—December 31, 2022	$ 178,352

Let us Nudge

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-56,856.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Startup Cost Reimbursement	1,019.30
Startup Costs	-79,464.26
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-78,444.96**
Net cash provided by operating activities	**$ -135,301.18**
FINANCING ACTIVITIES	
Opening Balance Equity	3,000.00
Partner Contributions	126,800.00
Net cash provided by financing activities	**$129,800.00**
NET CASH INCREASE FOR PERIOD	**$ -5,501.18**
Cash at beginning of period	378.32
CASH AT END OF PERIOD	**$ -5,122.86**

Let us Nudge

Profit and Loss

January - December 2022

	TOTAL
Income	
Incoming Revenue	19,231.50
Total Income	**$19,231.50**
GROSS PROFIT	**$19,231.50**
Expenses	
Advertising/Promotional	7,643.30
Auto - gasoline	66.45
AWS Expense	9,219.14
Booth Fees	172.93
Conference Fees	434.66
Consulting Fees	2,000.00
Crowdfunding Platform Fee	520.00
Delaware Corporation Payment	521.00
Entertainment	464.95
Incorporation Costs	50.00
IT Expenses	37,900.00
Legal & Professional Fees	9,069.36
Office/General Administrative Expenses	570.42
Other Miscellaneous Service Cost	106.19
Travel	872.15
Travel Meals	102.65
Total Expenses	**$69,713.20**
NET OPERATING INCOME	**$ -50,481.70**
Other Expenses	
Amortization Expense	6,374.52
Total Other Expenses	**$6,374.52**
NET OTHER INCOME	**$ -6,374.52**
NET INCOME	**$ -56,856.22**

Let us Nudge

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Adv Fundamentals - 5974 - 1	-5,122.86
Total Bank Accounts	**$ -5,122.86**
Total Current Assets	**$ -5,122.86**
Fixed Assets	
Startup Cost Reimbursement	-1,386.47
Startup Costs	184,860.86
Total Fixed Assets	**$183,474.39**
TOTAL ASSETS	**$178,351.53**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	3,103.97
Partner Contributions	232,181.78
Retained Earnings	-78.00
Net Income	-56,856.22
Total Equity	**$178,351.53**
TOTAL LIABILITIES AND EQUITY	**$178,351.53**

LET US NUDGE - NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDING DECEMBER 31st, 2022

NOTE 1 – NATURE OF OPERATIONS

Let Us Nudge was formed on November 19, 2020, in the state of New Jersey. The financial statements of Let Us Nudge (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Columbus, New Jersey.

Let us Nudge is a patent-pending, emergent technology solution that provides table seating efficiencies during both busy and slow times. Our seating maximization technology helps shape customer behavior by optimizing restaurant traffic, increasing customer satisfaction, and building customer loyalty. It works for family-owned, casual-chain, fine dining restaurants, for indoor or outdoor seating, 365-24/7, with no hardware to purchase and no setup fees. The technology offers incentives via secure, seamless, and subtle nudges for Table Turnover during busy times, and Nudge@Home incentives / "Smart Coupons" during slow times. These incentives can include discounts, percentages, coupons, or even prime seating at restaurants. The actual nudges are delivered via QR codes or text, all device to device, in real time.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and December 31, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will earn revenue from Let us Nudge software, which will be used for managing customers at a restaurant, where a SaaS fee of $250 per month per location will apply.
The Company will recognize revenues from when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New Jersey and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company had no debt outstanding as of December 31, 2022..

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

The name of the corporation is Let Us Nudge Inc. and the Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of November 9, 2022, 6,000,000 shares have been issued and outstanding.

As of Year Ended December 31, 2022:

Member's name	Ownership Percentage
Rehan Khanzada	70.0%
Kunal Bavishi	15.0%
Sanket Gajjar	15.0%
	TOTAL 100.0%

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

On September 26, 2022, the Company converted from a LLC into a Corporation in the state of Delaware. The name of the corporation is Let Us Nudge Inc. and the Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of November 9, 2022, 6,000,000 shares have been issued and outstanding. On October 19, 2022, the company adopted the 2022 Equity Incentive Plan. The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants There have been no other events or transactions during this time which would have a material effect on these financial statements.

NUDGE, LLC DBA LET US NUDGE

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Nudge LLC DBA Let Us Nudge
Columbus, New Jersey

We have reviewed the accompanying financial statements of Nudge LLC DBA Let Us Nudge (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 9, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	378	$	-
Total current assets		**378**		**-**
Intangible Assets		105,029		-
Total assets	$	**105,408**	$	**-**
LIABILITIES AND MEMBERS' EQUITY				
Total liabilities		**-**		**-**
MEMBERS' EQUITY				
Members' Equity		105,408		-
Total Members' Equity		**105,408**		**-**
Total Liabilities and Members' Equity	$	**105,408**	$	**-**

See accompanying notes to financial statements.

NUDGE LLC DBA LET US NUDGE

STATEMENTS OF OPERATIONS

 (UNAUDITED)

For Fiscal Year Ended December 31,	2021		2020	
(USD $ in Dollars)				
Net Revenue	$	-	$	-
Cost of Goods Sold		-		-
Gross profit		-		-
Operating expenses				
General and Administrative		78		-
Total operating expenses		78		-
Operating Income/(Loss)		(78)		-
Interest Expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(78)		-
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(78)	$	-

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Inception- November 19, 2020	$ -
Net income/(loss)	0
Balance—December 31, 2020	$ -
Capital Contribution	105,486
Net income/(loss)	(78)
Balance—December 31, 2021	$ 105,408

See accompanying notes to financial statements.

NUDGE LLC DBA LET US NUDGE

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(78)	$	-
Net cash provided/(used) by operating activities		**(78)**		**-**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(105,029)		-
Net cash provided/(used) in investing activities		**(105,029)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		105,486		-
Net cash provided/(used) by financing activities		**105,486**		**-**
Change in cash		378		-
Cash—beginning of year		-		-
Cash—end of year	$	**378**	$	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Nudge LLC DBA Let Us Nudge was formed on November 19, 2020, in the state of New Jersey. The financial statements of Nudge LLC DBA Let Us Nudge (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Columbus, New Jersey.

Let us Nudge is a patent-pending, emergent technology solution that provides table seating efficiencies during both busy and slow times. Our seating maximization technology helps shape customer behavior by optimizing restaurant traffic, increasing customer satisfaction, and building customer loyalty. It works for family-owned, casual-chain, fine-dining restaurants, for indoor or outdoor seating, 365-24/7, with no hardware to purchase and no setup fees. The technology offers incentives via secure, seamless, and subtle nudges for Table Turnover during busy times, and Nudge@Home incentives / "Smart Coupons" during slow times. These incentives can include discounts, percentages, coupons, or even prime seating at restaurants. The actual nudges are delivered via QR codes or text, all device to device, in real time.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its development costs in connection with its seating maximization technology still patent-pending. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenue from Let us Nudge software, which will be used for managing customers at a restaurant. SaaS fee of $250 per month per location will apply.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 9, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,	2021	2020
Seating maximization technology- development costs	$ 105,029	-
Intangible assets, at cost	**105,029**	**-**
Accumulated amortization	-	-
Intangible assets, Net	**$ 105,029**	**$ -**

Entire intangible assets will be amortized. There was no amortization expense for the fiscal year ended December 31, 2021, and 2020.

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Rehan Khanzada	70.0%
Kunal Bavishi	15.0%
Sanket Gajjar	15.0%
TOTAL	**100.0%**

5. DEBT

The Company had no debt outstanding as of December 31, 2021.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through November 9, 2022, which is the date the financial statements were available to be issued.

On September 26, 2022, the Company converted from a LLC into a Corporation in the state of Delaware. The name of the corporation is Let Us Nudge Inc. and the Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of November 9, 2022, 6,000,000 shares have been issued and outstanding.

On October 19, 2022, the company adopted the 2022 Equity Incentive Plan. The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $78, an operating cash flow loss of $105,029, and liquid assets in cash of $378, which is less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Rehan Khanzada, Principal Executive Officer of Let Us Nudge, Inc., hereby certify that the financial statements of Let Us Nudge, Inc. included in this Report are true and complete in all material respects.

Rehan Khanzada

CEO, Principal Accounting Officer, and Director